

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Orla Gregory
Chief Financial Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

   Re: Enstar Group Limited
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Response dated September 12, 2022
    File No. 001-33289

Dear Orla Gregory:

  We have reviewed your September 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

Form 10-K filed February 24, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 63

1. We note your response to comment 3 and proposed revised disclosures included in Appendix 1 of your response letter. Regarding the Company's basis for excluding unallocated LAE ("ULAE"), your proposed disclosure provides that the reduction/(increase) in provisions for ULAE are not considered directly related to the reserves and their exclusion provides alignment with your insurance contract disclosures. Please explain to us and revise your disclosures to clarify how the Company determined that the provisions for ULAE are not related to your reserves, as well as to explain what they are then related to on a consolidated basis. In addition, explain your basis and

Orla Gregory
Enstar Group Limited
October 18, 2022
Page 2

rationale as to how the exclusion of these amounts provides alignment with your insurance contract disclosures, including which specific disclosures you are referring to.

You may contact Lory Empie, Staff Accountant, at 202-551-3714 or Robert Klein, Accounting Branch Chief, at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance